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                                                                 Exhibit (a)(11)

                               MANOR CARE, INC.
                             11555 DARNESTOWN ROAD
                         GAITHERSBURG, MARYLAND 20878

                                                                 April 24, 1997

Ladies and Gentlemen:

  Manor Care, Inc., a Delaware corporation ("Manor Care"), has been advised that you are a former holder of stock in National Heritage, Inc., Evergreen Healthcare, Inc. or GranCare, Inc. Vitalink Pharmacy Services, Inc., a Delaware corporation ("Vitalink"), is the successor to these companies. Therefore, the share certificates you hold for these companies now represent an ownership interest in Vitalink in an amount to be determined with reference to the applicable exchange ratio.

  Manor Care is offering to purchase up to 1,500,000 shares of common stock, par value $.01 per share (the "Shares"), of Vitalink, at a purchase price of $20.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 24, 1997 and the related Letter of Transmittal (which, together constitute the "Offer"). You are entitled to tender shares of Vitalink common stock pursuant to this Offer.

  Please contact ChaseMellon Shareholder Services, L.L.C., the depositary for the Offer and the exchange agent, by calling (800) 777-3674 to obtain information regarding the number of shares of Vitalink common stock you are entitled to receive for your unexchanged share certificates. You may also contact MacKenzie Partners, Inc., the information agent for the Offer, at its address and telephone number set forth on the back cover of the Offer to Purchase.

                                          Manor Care, Inc.